June 6, 2008

Mr. James Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:          Covance Inc.

Form 10-K for the fiscal year ended December 31, 2007

Filed February 29, 2008

File Number: 001-12213

Via EDGAR Transmission

Dear Mr. Rosenberg:

Set forth below are the responses of Covance Inc. (the “Company”) to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 8, 2008, concerning the Company’s Form 10-K for the fiscal year ended December 31, 2007.

1.  Comment – Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Revenue Recognition, page 18

“With respect to your revenue recognition disclosure, we have the following comments:

a.     Revise your disclosure to describe the terms of your significant contracts including the contracts’ billing and payment terms.”

Response to comment 1.a.:

We do not have any individual significant contracts.  By way of background, at any point in time, we are working on thousands of active client projects, which are governed by individual contracts.  In addition, we have not had a single customer who accounted for more than ten percent of our aggregate net revenues during any one of the last three years. In 2007, we served in excess of 300 biopharmaceutical companies and at December 31, 2007, we had over 8,000 active client projects.  Most projects are customized based on the needs of the client, the type of services being provided, therapeutic indication of the drug, geographic locations, and other variables.  Project specific terms related to pricing, billing milestones, and the scope and type of services to be provided are generally negotiated and contracted on a project-by-project basis.

b.     “Revise your disclosure to describe what payments are included in your estimate of total expected contractual payments and what output is included in your total output measures.  Disclose nature and extent of any significant changes.”

Response to comment  1.b.:

In future filings, beginning with Covance’s Form 10-Q for the period ending June 30, 2008, Covance will revise its disclosure to more clearly describe how total contract value is derived and what outputs are included in our output measures as requested by the Staff. For the year ended December 31, 2007, we did not have any significant changes requiring disclosure.  Covance has not historically experienced a situation where our actual results have differed materially from our estimates.  Set forth below, please find an example of the type of disclosure that Covance plans for its next Form 10-Q.  As it would appear in a Form 10-Q and Form 10-K, this disclosure would have replaced the first seven sentences under the subheading “Revenue Recognition” on pages 18 and 43 of our 2007 Form 10-K.

Covance recognizes revenue either as services are performed or products are delivered, depending on the nature of the work contracted.  Historically, a majority of Covance’s net revenues have been earned under contracts which range in duration from a few months to two years, but can extend in duration up to five years or longer. Service contracts generally take the form of fee-for-service or fixed-price arrangements. In cases where performance spans multiple accounting periods, revenue is recognized as services are performed, measured on a proportional performance basis, generally using output measures that are specific to the service provided.  Examples of output measures in our early development segment include the number of slides read, dosings performed, or specimens prepared for preclinical laboratory services, or number of dosings or number of volunteers enrolled for clinical pharmacology. Examples of output measures in our late-stage development segment’s clinical development service offering include among others, number of investigators enrolled, number of sites initiated, number of patients enrolled and number of monitoring visits completed.  Revenue is determined by dividing the actual units of work completed by the total units of work required under the contract and multiplying that percentage by the total contract value. The total contract value, or total expected contractual payments, represents the aggregate contracted price for each of the agreed upon services to be provided.  Changes in the scope of work are common, especially under long-term contracts, and generally result in a change in contract value.  Once the client has agreed to the changes in scope and renegotiated pricing terms, the contract value is amended and revenue is recognized as the services are performed as described above.

c.     “Disclose the impact that a reasonably likely change in your key drivers such as hours, samples tested, and units-of-work at December 31, 2007 may have on your future operations, financial position and cash flows.”

Response to comment 1.c.:

We do not project the impact of potential changes in the performance-based output measures used for revenue recognition purposes, other than occasionally on an individual contract basis, for the reasons set forth below.

First, we serve in excess of 300 biopharmaceutical companies, and at December 31, 2007 we had over 8,000 active client projects.  Second, most projects are customized based on the needs of the client, the type of services being provided, therapeutic indication of the drug, geographic locations, and other variables. Aggregation of “similar” projects for purposes of sensitivity analysis is not reasonably practicable, nor do we believe meaningful conclusions could be drawn from such information.  Third, units of measure vary project by project, and a reasonably likely change in a unit of measure would also vary from project to project, depending on whether the project is running ahead or behind schedule, whether the project is expected to remain on or return to schedule, how close the project is to being completed, whether there is a scope change, etc.  Fourth, our contracts also vary greatly in length of time depending on the type of service being provided, with some studies being as short as a week or less in duration and others spanning two years or more. In addition, our thousands of projects are at various stages of completion at any point in time, so the impact of a change in a unit of measure such as hours, varies by project based on length of duration, stage of completion, and size of the project.

For these reasons, it is not reasonably practicable, nor do our information systems have the capability to aggregate the impact of potential changes in performance-based output measures on our future operations, financial position and cash flows.  In addition, we do not attempt to aggregate such information for use in the management of our business. Furthermore, we do not believe meaningful conclusions could be drawn from such information.

2.  Comment – Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations, page 24

“For periods presented, please quantify the effect of each of the causal factors that you cite for material changes in your financial statement amounts (i.e. Net revenues from Covance’s early development segment grew 22%…on strong broad-based performance across the segment’s service offerings.) as addressed in Financial Reporting Codification Section 501.04.”

Response to comment 2.:

In future filings, beginning with Covance’s Form 10-Q for the period ending June 30, 2008, Covance will provide additional disclosure of the quantification of the causes of material changes from period to period in our results of operations as requested by the Staff.  Had such similar disclosure been provided in our 2007 Form 10-K, the disclosure below would have replaced the first and fifth paragraphs under Results of Operations on pages 24 and 25.

1st paragraph – Net revenues increased 15.4% or 12.8% excluding the impact of foreign exchange rate variances between both periods, to $1.55 billion for 2007 from $1.34 billion for 2006.  Net revenues from Covance’s early development segment grew 22.9%, or 20.0% excluding the impact of foreign exchange rate differences during both periods, on strong broad-based performance across the segment’s service offerings as evidenced by the 21.1% growth in our preclinical laboratory services net revenues, resulting from an increase in available capacity due to our facility expansions, sustained high levels of client satisfaction resulting in more repeat business, and favorable market conditions. Net revenues from Covance’s late-state development segment grew 8.7%, or 6.3% excluding the impact of foreign exchange rate variances between both periods. Growth in the segment was led by a strong performance in our clinical development services, where net revenues grew 29.3% on increased study activity and improvements in operating efficiency.  Growth was below expectations in our central laboratory services, where net revenues increased only 5.0% over the prior year, due to a combination of delays in investigator and patient enrollment, longer trial durations, and a shift in geographic and therapeutic mix of studies.  Also negatively impacting growth over the prior year were low net orders in our cardiac safety service offering, where net revenues declined 25.6% due to unfavorable market conditions and in our commercialization services, where net revenues declined 7.3% over the prior year primarily due to a low number of new biological service launches in the marketplace.

5th paragraph – Income from operations increased 18.3% to $228.6 million or 14.8% of net revenues for 2007 from $193.2 million or 14.4% of net revenues for the corresponding 2006 period.  Income from operations from Covance’s early development segment increased $42.3 million or 27.6% to $195.9 million or 25.2% of net revenues for the year ended December 31, 2007 from $153.6 million or 24.3% of net revenues for the corresponding 2006 period.  The $42.3 million increase over the prior year was driven primarily by additional income from operations resulting from the 21.1% growth in preclinical laboratory services net revenues explained above.  Income from operations from Covance’s late-stage development segment increased $4.5 million or 3.6% to $128.1 million or 16.7% of net revenues for 2007 from $123.7 million or 17.5% of net revenues for the corresponding 2006 period.  While clinical development services income from operations grew 117.0% over the prior year on a combination of an increase in net revenues explained above and improvements in operating efficiency, other service offerings in this segment experienced year-over-year reductions in income from operations. Central laboratory services income from operations decreased 3.1% on weak net revenues in the first half of 2007 explained above. Cardiac safety and commercialization services income from operations decreased 118.6% and 18.6%, respectively, on lower net revenues explained above.  Corporate expense increased $11.4 million to $95.4 million or 6.2% of net revenues for 2007 from $84.0 million or 6.3% of net revenues for 2006.  Included in Corporate expenses is stock-based compensation expense of $21.9 million or 1.4% of net revenues for 2007, as compared to $21.5 million or 1.6% of net revenues for the corresponding 2006 period.  The increase in Corporate expenses also reflects an increase in compensation-related expenses and investments in infrastructure to support higher levels of current and expected future growth.

3.  Comment – Item 8. Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – 2. Summary of Significant Accounting Policies – Revenue Recognition, page 43

“We note that “Additional payments may be made based on the achievement of performance-based milestones over the contract duration.” Please revise to disclose your accounting policy for these milestone payments.”

Response to comment 3.:

In future filings, beginning with Covance’s Form 10-Q for the period ending June 30, 2008, Covance will provide expanded disclosure related to our accounting policy for milestone payments as requested by the Staff.  Set forth below, please find the proposed revised disclosure which would, for example, have replaced the entire section under the subheading “Revenue Recognition” on pages 18 and 43 of our 2007 Form 10-K.  This first paragraph below includes revisions to our disclosure as reflected in our response to Staff comment 1.b. above.

Covance recognizes revenue either as services are performed or products are delivered, depending on the nature of the work contracted.  Historically, a majority of Covance’s net revenues have been earned under contracts which range in duration from a few months to two years, but can extend in duration up to five years or longer. Service contracts generally take the form of fee-for-service or fixed-price arrangements. In cases where performance spans multiple accounting periods, revenue is recognized as services are performed, measured on a proportional performance basis, generally using output measures that are specific to the service provided.  Examples of output measures in our early development segment include the number of slides read, dosings performed, or specimens prepared for preclinical laboratory services, or number of dosings or number of volunteers enrolled for clinical pharmacology. Examples of output measures in our late-stage development segment’s clinical development service offering include among others, number of investigators enrolled, number of sites initiated, number of patients enrolled and number of monitoring visits completed.  Revenue is determined by dividing the actual units of work completed by the total units of work required under the contract and multiplying that percentage by the total contract value. The total contract value, or total expected contractual payments, represents the aggregate contracted price for each of the agreed upon services to be provided.  Changes in the scope of work are common, especially under long-term contracts, and generally result in a change in contract value.  Once the client has agreed to the changes in scope and renegotiated pricing terms, the contract value is amended and revenue is recognized as described above.  Estimates of costs to complete are made to provide, where appropriate, for losses expected on contracts.  Costs are not deferred in anticipation of contracts being awarded, but instead are expensed as incurred.

Billing and payment terms are generally negotiated on a contract-by-contract basis. In some cases, we can only bill the client for a portion of the total contract value upon reaching specific milestones over the contract duration, such as, but not limited to, contract signing, initial dosing, investigator site initiation, patient enrollment, database lock, or delivery of a final report.  In other cases, billing and payment terms are tied to the passage of time (e.g., monthly billings).  In either case, while we attempt to negotiate terms that provide for billing and payment of services prior to or within close proximity to the provision of services, this is not always the case, as evidenced by fluctuations in the levels of unbilled receivables and unearned revenue from period to period.  While a project is ongoing, cash payments are not necessarily representative of aggregate revenue earned at any particular point in time, as revenues are recognized when services are provided, while amounts billed and paid are in accordance with the negotiated billing and payment terms.

In some cases, payments received are in excess of revenue recognized.  For example, a contract may provide for an upfront payment of 10% of the full contract value upon contract signing, but at the time of signing, performance of services has not yet begun, and therefore, no revenue has yet been recognized.  Payments received in advance of services being provided, such as in this example, are deferred as unearned revenue on the balance sheet. As the contracted services are subsequently performed and the associated revenue is recognized, the unearned revenue balance is reduced by the amount of revenue recognized during the period.

In other cases, services may be provided and revenue is recognized before a billing milestone has been met.  In these cases, revenue recognized will exceed amounts billed, and the difference, representing an unbilled receivable, is recorded for this amount that is currently unbillable to the customer pursuant to contractual terms.  Once a billing milestone is met, the client is billed, the unbilled receivable is reduced for the amount billed, and a corresponding account receivable is recorded. All unbilled receivables are billable to customers within one year from the respective balance sheet date.

Per your request, we acknowledge the following:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very truly yours,

Ross A. Hyams

cc:	Tabatha Akins, Securities and Exchange Commission
Joel Parker, Securities and Exchange Commission
William E. Klitgaard, Covance Inc.